Exhibit 99.4

Satyam Computer Services Limited

Description of Business

The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan, and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Statement on Significant Accounting Policies

a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited

Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited

Balance Sheet as at December 31, 2004

Rs. in lakhs

	Schedule	As at	As at	As at
	Reference	31.12.2004	31.12.2003	31.03.2004
I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	6,377.08	6,317.86	6,325.03
(b) Share application money, pending allotment		43.71	104.75	18.62
(c) Reserves and Surplus	2	303,924.71	246,866.18	251,751.58

		310,345.50	253,288.79	258,095.23
2. Loan Funds
(a) Secured Loans	3	988.86	675.35	729.55

		311,334.36	253,964.14	258,824.78

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		90,287.94	81,758.06	84,715.90
(b) Less: Depreciation		66,351.31	57,289.96	59,775.51

(c) Net Block		23,936.63	24,468.10	24,940.39
(d) Capital Work in Progress		5,463.91	3,122.12	2,217.18

		29,400.54	27,590.22	27,157.57
2. Investments	5	7,612.39	7,376.09	7,475.11
3. Deferred Tax Assets (net)	6	980.11	618.13	529.31
4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	71,410.81	55,228.05	59,281.50
(b) Cash and Bank Balances	8	217,849.59	174,479.46	181,535.92
(c) Loans and Advances	9	9,928.46	8,296.81	9,058.47
(d) Other Current Assets
– Interest Accrued on Fixed Deposits		7,598.84	7,286.49	9,145.95

		306,787.70	245,290.81	259,021.84
Less: Current Liabilities and Provisions
(a) Liabilities	10	25,550.65	20,456.65	19,453.23
(b) Provisions	11	7,895.73	6,454.46	15,905.82

		33,446.38	26,911.11	35,359.05

Net Current Assets		273,341.32	218,379.70	223,662.79

		311,334.36	253,964.14	258,824.78

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President – Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 20, 2005		Place : Secunderabad Date : January 20, 2005

Satyam Computer Services Limited

Profit and Loss Account for the Quarter and Nine Months Ended December 31, 2004

Rs. in lakhs

		Quarter	Quarter	Nine Months	Nine Months	Year
	Schedule	Ended	Ended	Ended	Ended	Ended
	Reference	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
Income
Services
– Exports		86,182.75	64,757.88	243,519.52	177,538.92	247,201.18
– Domestic		2,943.32	1,511.76	7,566.58	4,545.08	6,953.34
Other Income	12	258.56	2,845.22	5,727.98	7,673.49	8,173.07

		89,384.63	69,114.86	256,814.08	189,757.49	262,327.59

Expenditure
Personnel Expenses	13	52,107.63	35,799.95	144,222.31	93,940.97	133,791.72
Operating and Administration Expenses	14	14,397.56	13,091.02	42,280.27	37,867.33	51,104.94
Financial Expenses		19.87	18.33	55.80	57.37	74.88
Depreciation		2,521.85	2,826.86	7,701.41	8,620.52	11,161.58

		69,046.91	51,736.16	194,259.79	140,486.19	196,133.12

Profit Before Taxation		20,337.72	17,378.70	62,554.29	49,271.30	66,194.47
Provision for Taxation – Current		2,900.00	2,700.00	9,300.00	8,050.00	10,800.00
– Deferred		(40.80)	91.93	(450.80)	(273.53)	(184.71)
Profit After Taxation		17,478.52	14,586.77	53,705.09	41,494.83	55,579.18
Add: Balance brought forward from previous year / period		177,829.77	136,158.58	148,797.36	113,513.92	113,513.92

Profit Available for Appropriation		195,308.29	150,745.35	202,502.45	155,008.75	169,093.10
Appropriations :
Interim Dividend @ Rs. 2.00 per Equity Share of Rs. 2 each (September 2003 – Rs.1.20 per Equity Share)		—	—	6,362.64	3,779.19	3,779.19
Final Dividend @ Rs.2.80 per Equity Share of Rs. 2 each		—	—	—	—	8,892.93
Tax on distributed profits		—	—	831.52	484.21	1,623.62
Transfer to General Reserve		—	—	—	—	6,000.00

Balance carried to Balance Sheet		195,308.29	150,745.35	195,308.29	150,745.35	148,797.36

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		5.49	4.63	16.92	13.18	17.64
Diluted		5.39	4.58	16.62	13.06	17.36
No. of Shares used in computing Earnings Per Share
Basic		318,253,379	315,110,135	317,328,153	314,732,714	315,080,584
Diluted		324,111,466	318,183,807	323,061,068	317,708,799	320,133,536
Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President – Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 20, 2005		Place : Secunderabad Date : January 20, 2005

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

1. Share Capital

Rs. in lakhs

	As at	As at	As at
	31.12.2004	31.12.2003	31.03.2004
Authorised:	7,500.00	7,500.00	7,500.00

3,750,00,000 Equity Shares of Rs. 2 each
Issued and Subscribed:	6,377.08	6,317.86	6,325.03

318,854,249 (December 31, 2003 – 315,892,847; March 31, 2004 – 316,251,710) Equity Shares of Rs. 2 each fully paid-up

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

33,966,104 (December 31, 2003 – 33,557,120; March 31, 2004 – 33,639,972) Equity Shares of Rs. 2 each fully paid-up represent 16,983,052 (December 31, 2003 – 16,778,560; March 31, 2004 – 16,819,986) American Depository Shares

4,314,249 (December 31, 2003 – 1,352,847; March 31, 2004 – 1,711,710) Equity Shares of Rs. 2 each fully paid-up were allotted to associates of the Company pursuant to the Associate Stock Option Plan – B and Associate Stock Option Plan (ADS )

2. Reserves and Surplus

Share Premium Account
As at the commencement of the year	82,492.33	78,711.38	78,711.38
Add: Received on account of issue of ADS / ASOP	5,674.58	2,950.67	3,780.95

	88,166.91	81,662.05	82,492.33

General Reserve
As at the commencement of the year	20,368.85	14,890.92	14,890.92
Add: Transfer from the Profit and Loss Account	—	—	6,000.00

	20,368.85	14,890.92	20,890.92
Less: Amortization of Goodwill	—	522.07	522.07

	20,368.85	14,368.85	20,368.85

Employee Stock Options
Employee Stock Options Outstanding	80.66	93.58	93.58
Less: Deferred Employee Compensation	—	3.65	0.54

	80.66	89.93	93.04

Balance in Profit and Loss Account	195,308.29	150,745.35	148,797.36

	303,924.71	246,866.18	251,751.58

3. Secured Loans

Vehicle Loans	988.86	675.35	729.55

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

Rs. in lakhs

		GROSS BLOCK				DEPRECIATION			NET BLOCK
		As at			As at	As at	For the		As at	As at	As at
	DESCRIPTION	01.04.2004	Additions	Deletions	31.12.2004	01.04.2004	period	Deletions	31.12.2004	31.12.2004	31.03.2004
1.	Land & Land Development
	– Freehold*	1,813.90	142.86	—	1,956.76	—	—	—	—	1,956.76	1,813.90
	– Leasehold	813.30	—	—	813.30	1.56	0.31	—	1.87	811.43	811.74
2.	Buildings**	5,211.38	703.70	—	5,915.08	859.31	140.20	—	999.51	4,915.57	4,352.07
3.	Plant and Machinery (Including Computers and Software)	60,165.67	4,407.03	2.33	64,570.37	46,248.60	6,044.68	1.15	52,292.13	12,278.24	13,917.07
4.	Office Equipment	1,162.97	293.16	—	1,456.13	812.32	128.71	—	941.03	515.10	350.65
5.	Furniture, Fixtures and Interiors	12,812.68	560.03	36.59	13,336.12	10,305.94	1,059.35	36.59	11,328.70	2,007.42	2,506.74
6.	Vehicles	1,900.67	789.87	450.36	2,240.18	712.45	328.16	252.54	788.07	1,452.11	1,188.22

	Total	83,880.57	6,896.65	489.28	90,287.94	58,940.18	7,701.41	290.28	66,351.31	23,936.63	24,940.39

	As at 31.12.2003	77,589.26	4,528.02	359.22	81,758.06	48,357.95	9,142.60	210.59	57,289.96	24,468.10

* includes Rs.77.67 lakhs (December 31, 2003 – Rs. Nil; March 31, 2004 – Rs.Nil ) in respect of which deed of conveyance is pending. Refer Note (d) of Schedule 15

**Includes Rs. 2,118.54 lakhs (December 31, 2003 – Rs. 382.73 lakhs; March 31, 2004 – Rs.1,414.84 lakhs ) constructed on leasehold land.

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

5. Investments

Rs. in lakhs

	As at		As at		As at
	31.12.2004		31.12.2003		31.03.2004
Long Term
i) Trade (Unquoted)
SIFY Limited		2,203.57		2,203.57		2,203.57
11,182,600 Equity Shares of Rs. 10 each, fully paid-up
Satyam Venture Engineering Services Private Limited		354.45		354.45		354.45
3,544,480 Shares of Rs. 10 each, fully paid-up
CA Satyam ASP Private Limited		716.90		716.90		716.90
7,168,995 Equity Shares of Rs. 10 each, fully paid-up
Intouch Technologies Limited	1,090.18		1,090.18		1,090.18
833,333 shares of 20 US cents each, fully paid-up
Less : Provision for diminution	1,090.18	—	1,090.18	—	1,090.18	—

Medbiquitious Services Inc.,	157.08		157.08		157.08
334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
Less : Provision for diminution	157.08	—	157.08	—	157.08	—

Avante Global LLC.,	254.36		254.36		254.36
577,917 class ‘A’ units representing a total value of US Dollars 540,750
Less : Provision for diminution	254.36	—	254.36	—	254.36	—

Jasdic Park Company	75.18		75.18		75.18
480 Shares of J Yen 50,000 each, fully paid-up
Less : Received on liquidation	26.31		26.31		26.31
Less : Provision for diminution	48.87	—	48.87	—	48.87	—

Investments in subsidiary companies
Satyam Manufacturing Technologies Inc.,		2,022.09		2,022.09		2,022.09
1,000,000 common Stock of 1 US Cent each, fully paid-up
Nipuna Services Limited		1,826.80		1,826.80		1,826.80
18,268,000 Equity Shares of Rs. 10 each, fully paid-up
Satyam Computer Services (Shanghai) Co. Limited$$		488.52		252.22		351.24
(Subscribed during the period Rs. 137.28 Lakhs)
Satyam (Europe) Limited	698.04		698.04		698.04
1,000,000 Equity Shares of 1 GBP each, fully paid-up
Less: Provision for losses	698.04	—	698.04	—	698.04	—

Satyam Japan KK	41.69		41.69		41.69
200 Common Stock of J Yen 50,000 each, fully paid-up
Less: Provision for losses	41.69	—	41.69	—	41.69	—

Satyam Asia Pte Limited	102.61		102.61		102.61
400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
Less: Provision for losses	102.61	—	102.61	—	102.61	—

Dr. Millennium, Inc.,	308.83		308.83		308.83
710,000 Common Stock of 1 US Dollar each, fully paid-up
Less : Received on account of reduction of Share Capital	298.62		298.62		298.62
Less: Provision for losses	10.21	—	10.21	—	10.21	—

VisionCompass, Inc.	8,993.91		8,993.91		8,993.91
425,000,000 Common Stock of 1 US Cent each, fully paid-up
Less : Provision for diminution	8,993.91	—	8,993.91	—	8,993.91	—

Satyam IdeaEdge Technologies Private Limited	1.00		1.00		1.00
10,000 Equity Shares of Rs. 10 each, fully paid-up
Less : Provision for diminution	1.00	—	1.00	—	1.00	—

ii) Non Trade (Unquoted)
National Savings Certificates,VIII Series (Lodged as security with government authorities)		0.06		0.06		0.06

		7,612.39		7,376.09		7,475.11

$$ Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

6. Deferred Tax Assets/(Liabilities)

Rs. in lakhs

	As at	As at	As at
	31.12.2004	31.12.2003	31.03.2004
Debtors	1,100.31	661.71	782.81
Advances	76.04	74.73	74.55
Fixed Assets	(1,237.53)	(827.36)	(1,076.15)
Others	1,041.29	709.05	748.10

	980.11	618.13	529.31

7. Sundry Debtors (Unsecured)

Considered good *
(a) Over six months old	2,345.81	1,864.46	1,710.13
(b) Other debts	69,065.00	53,363.59	57,571.37

	71,410.81	55,228.05	59,281.50
Considered doubtful **	9,266.00	7,241.61	7,784.10

	80,676.81	62,469.66	67,065.60
Less: Provision for doubtful debts **	9,266.00	7,241.61	7,784.10

	71,410.81	55,228.05	59,281.50

*	Debtors include dues from subsidiaries Rs. 389.61 lakhs (December 31, 2003 – Rs. 549.87 lakhs; March 31, 2004 – Rs. 400.79 lakhs) and Unbilled revenue Rs. 4,317.20 lakhs (December 31, 2003 – Rs. 2,080.83 lakhs; March 31, 2004 – Rs. 1,193.00 lakhs )

**	Includes dues from subsidiaries Rs. 1,889.15 lakhs (December 31, 2003 – Rs. 1,902.22 lakhs; March 31, 2004 – Rs. 1,889.15 lakhs)

8. Cash and Bank Balances*

Cash and Cheques on hand	8.56	128.09	5.20
Balances with Scheduled Banks
– On Current Accounts	34,121.31	21,679.68	31,373.84
– On Deposit Accounts	176,043.06	149,042.22	146,915.95
Unclaimed Dividend Accounts	602.67	478.06	359.11
Balances with Non-Scheduled Banks**
– On Current Accounts	7,073.99	3,151.41	2,881.82

	217,849.59	174,479.46	181,535.92

*	Includes unutilised amount of ADS issue proceeds – Rs. 39,214.12 lakhs (December 31, 2003 – Rs. 39,280.58 lakhs; March 31, 2004 – Rs. 39,214.12 lakhs)

**	Refer note (e) of Schedule 15

9. Loans and Advances

(Considered good unless otherwise stated)
Secured – Loans		23.07	41.14	30.30
Unsecured	– Advances recoverable in cash or in kind or for value to be received*	6,482.73	5,798.91	6,317.88
	– Deposits	3,422.66	2,456.76	2,710.29
Considered doubtful – Advances **		6,213.61	6,231.89	6,186.50

		16,142.07	14,528.70	15,244.97
Less: Provision for doubtful Advances **		6,213.61	6,231.89	6,186.50

		9,928.46	8,296.81	9,058.47

*	Includes advances and share application money to subsidiaries Rs. 2,364.17 lakhs (December 31, 2003 – Rs. 2,154.61 lakhs; March 31, 2004 – Rs. 1,902.55 lakhs)

**	Includes due from subsidiaries Rs. 4,812.34 lakhs (December 31, 2003 – Rs. 4,975.80 lakhs; March 31, 2004 – Rs. 4,812.34 lakhs)

10. Liabilities

Sundry Creditors
– Dues to small scale industrial undertakings	—	—	—
– Dues to other than small scale industrial undertakings	17,276.71	17,100.54	15,080.85
Advances from Customers	139.60	83.58	80.80
Unearned Revenue	4,351.87	519.70	814.76
Investor Education Protection Fund – Unclaimed Dividends	602.67	478.06	359.11
Other Liabilities	3,179.80	2,274.77	3,117.71

	25,550.65	20,456.65	19,453.23

11. Provisions

Provision for Taxation (less payments)	5,050.10	4,430.93	3,741.11
Proposed Dividend (including tax thereon)	—	—	10,032.34
Provision for Post Project Execution Warranty	—	47.08	47.08
Provision for Gratuity and Leave Encashment	2,845.63	1,976.45	2,085.29

	7,895.73	6,454.46	15,905.82

Satyam Computer Services Limited

Schedules forming part of the Profit and Loss Account

12. Other Income

Rs. in lakhs

	Quarter	Quarter	Nine Months	Nine Months	Year
	Ended	Ended	Ended	Ended	Ended
	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
Interest on deposits – Gross	2,486.82	2,419.90	7,254.15	6,904.22	9,306.75
{Tax Deducted at Source Rs. 519.60 lakhs } (December 31, 2003 – Rs. 495.18 lakhs; March 31,2004 – Rs. 1,903.02 lakhs)
Profit on sale of current investments – Trade	—	—	—	3.27	3.27
Gain / (Loss) on exchange fluctuations (net)	(2,265.77)	408.83	(1,693.97)	(1,083.81)	(3,166.91)
Profit on sale of long term investments	—	—	—	1,758.77	1,758.77
Provision no longer required written back	—	—	47.08	26.31	190.11
Miscellaneous income	37.51	16.49	120.72	64.73	81.08

	258.56	2,845.22	5,727.98	7,673.49	8,173.07

13. Personnel Expenses

Salaries and bonus	48,190.47	33,724.04	134,323.69	88,284.70	125,403.20
Contribution to provident and other funds	3,611.52	1,895.44	9,222.36	5,207.84	7,662.30
Staff welfare expenses	305.57	177.64	688.64	438.98	713.68
Employee stock compensation expense	0.07	2.83	(12.38)	9.45	12.54

	52,107.63	35,799.95	144,222.31	93,940.97	133,791.72

14. Operating and Administration Expenses

Rent	1,279.97	998.02	3,498.66	2,890.58	3,958.39
Rates and taxes	226.70	107.87	478.03	190.05	363.90
Insurance	270.07	446.56	820.39	1,130.11	1,526.05
Travelling and conveyance	4,629.67	3,943.19	12,748.99	11,916.58	15,617.89
Communication	1,227.83	960.72	3,522.57	3,131.61	4,190.10
Printing and stationery	100.45	72.97	328.37	260.49	375.64
Power and fuel	478.38	327.14	1,361.49	1,002.54	1,343.10
Advertising	160.51	45.60	397.63	315.86	425.75
Marketing expenses	1,209.98	1,260.46	4,073.21	3,642.50	4,750.13
Repairs and maintenance
– Buildings	15.60	29.36	65.37	80.41	124.77
– Machinery	238.31	250.78	711.67	585.56	592.13
– Others	247.40	231.55	649.47	687.12	1,153.46
Security services	61.18	42.06	155.40	112.36	155.91
Legal and professional charges	1,660.73	1,731.71	5,289.33	4,699.59	6,730.19
Provision for doubtful debts and advances	398.05	503.65	1,509.01	1,009.62	1,670.52
Loss on sale of Fixed Assets (net)	29.64	18.68	99.25	102.10	122.08
Directors’ sitting fees	1.30	0.45	3.00	1.15	1.75
Auditors’ remuneration	20.22	19.58	50.99	48.14	65.28
Donations and contributions	3.96	5.99	13.91	18.54	19.98
Subscriptions	68.13	97.42	203.60	217.02	312.87
Training and development	260.94	224.10	735.53	656.69	751.75
Research and development	79.03	61.64	225.87	218.07	291.00
Software charges	794.09	737.88	2,347.51	1,722.07	2,131.33
Managerial remuneration
– Salaries	8.70	8.70	26.10	26.10	34.80
– Commission	12.00	—	36.00	—	46.80
– Contribution to P.F.	1.04	1.04	3.13	3.13	4.18
– Others	4.24	2.45	12.16	10.91	19.28
Visa charges	369.75	481.37	1,411.08	1,557.04	1,974.58
Miscellaneous expenses	539.69	480.08	1,502.55	1,631.39	2,351.33

	14,397.56	13,091.02	42,280.27	37,867.33	51,104.94

Satyam Computer Services Limited

15.	Notes to Accounts

a)	Associate Stock Option Plans

i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan – B” (ASOP – B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 23,606,820 equity shares of Rs. 2 each were outstanding as at December 31, 2004 (December 31, 2003 – 16,955,144, March 31, 2004 – 17,510,481).

Change in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2004	2003	2004	2003	March 31, 2004
At the beginning of the year	23,057,366	16,968,521	17,510,481	14,464,148	14,464,148
Granted	1,900,159	1,639,909	10,446,747	4,206,667	5,110,799
Exercised	(1,042,745)	(1,139,420)	(2,276,407)	(1,142,927)	(1,418,938)
Cancelled	(307,960)	(513,866)	(2,074,001)	(572,744)	(645,528)
At the end of the period	23,606,820	16,955,144	23,606,820	16,955,144	17,510,481

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Satyam Computer Services Limited

Accordingly, options (net of cancellation) for a total number of 1,167,973 ADS (December 31, 2003 – 1,178,491, March 31, 2004 – 1,181,432) representing 2,335,946 equity shares of Rs. 2 each were outstanding as at December 31, 2004 (December 31, 2003 – 2,356,982, March 31, 2004 – 2,362,864).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2004	2003	2004	2003	March 31, 2004
At the beginning of the year	1,240,614	1,332,324	1,181,432	1,263,275	1,263,275
Granted	36,325	13,752	251,771	82,976	127,343
Exercised	(108,966)	(103,560)	(163,066)	(103,560)	(144,986)
Cancelled	—	(64,025)	(102,164)	(64,200)	(64,200)
At the end of the period	1,167,973	1,178,491	1,167,973	1,178,491	1,181,432

Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended December 31,				Nine months ended December 31,				Year ended
	Particulars	2004		2003		2004		2003		March 31, 2004
1.	Profit after Taxation
	– As reported (Rs. in lakhs)		17,478.52		14,586.77		53,705.09		41,494.83		55,579.18
	– Pro forma (Rs. in lakhs)		14,830.54		11,586.35		47,556.64		33,343.33		44,494.64
2.	Earnings per share:
	Basic
	– No. of shares		318,253,379		315,110,135		317,328,153		314,732,714		315,080,584
	– EPS as reported	Rs.	5.49	Rs.	4.63	Rs.	Rs.16.92	Rs.	Rs. 13.18	Rs.	Rs. 17.64
	– Pro forma EPS	Rs.	4.66	Rs.	3.68	Rs.	14.99	Rs.	10.59	Rs.	14.12
	Diluted
	– No. of shares		324,111,466		318,183,807		323,061,068		317,708,799		320,133,536
	– EPS as reported	Rs.	5.39	Rs.	4.58	Rs.	16.62	Rs.	13.06	Rs.	17.36
	– Pro forma EPS	Rs.	4.58	Rs.	3.64	Rs.	14.72	Rs.	10.49	Rs.	13.90

The following assumptions were used for calculation of fair value of grants:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2004	2003	2004	2003	March 31, 2004
Dividend yield	0.75%	0.61%	0.75%	0.61%	0.61%
Expected volatility	69%-75%	69.00%	69%-75%	69.00%	69.00%
Risk-free interest rate	7%-11%	7.00%	7%-11%	7.00%	7.00%
Expected term	2.47 years	2.86 years	2.47 years	2.86 years	2.84 years

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

Satyam Computer Services Limited

(c)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

(d)	Land

In May 2004, the company has entered an agreement of sale to acquire land measuring two acres at Madhapur, Hyderabad with AP Industrial Infrastructure Corporation Limited. As per the agreement, the company has paid an initial deposit and stamp duty of Rs.77.67 lakhs towards purchase of the land and the same has been disclosed as Freehold Land. On satisfaction of certain terms and conditions laid down in the agreement, the land shall be sold to the company after payment of differential stamp duty, if any. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

(e)	Balances with Non-Scheduled Banks

Rs. in lakhs

	Balances			Maximum Balances
				Nine months	Nine months	Year
	As at	As at	As at	ended	ended	ended
	December 31,	December 31,	March 31,	December 31,	December 31,	March 31,
Name of the Bank	2004	2003	2004	2004	2003	2004
Balances with Non-Scheduled Banks on Current Accounts
Banque National De Paris, Spain	87.26	—	44.61	98.54	—	91.38
Banque National De Paris, Taipei	82.90	32.70	32.36	106.43	32.70	37.17
Citibank NA, Bangkok	822.36	—	179.28	882.43	—	407.10
Citibank NA, Chicago	3.74	3.97	3.81	4.03	3.97	3.98
Citibank NA, Dubai	27.81	45.47	40.68	129.31	119.38	119.38
Citibank NA, Hong Kong	4.00	7.92	6.38	24.25	10.88	10.88
Citi Bank, Hungary	50.20	—	—	50.20	—	—
Citibank NA, Kuala Lumpur	523.76	92.36	138.46	560.72	171.28	193.91
Citibank NA, London	152.10	352.96	73.26	863.60	845.50	905.92
Citibank NA, New York	1,739.48	—	154.24	3,231.29	3.51	769.84
Citibank NA, Seoul	513.46	123.07	254.29	8,049.43	132.75	328.94
Citibank NA, Singapore	227.36	307.27	30.16	400.24	528.25	528.25
Citibank NA, Sydney	617.07	896.65	187.16	1,568.83	962.59	996.93
Citibank NA, Toronto	211.98	5.53	199.97	496.91	34.76	211.62
Dresdner Bank, Saarbruecken	244.96	147.90	19.85	475.33	211.81	211.81
First Union National Bank, Atlanta	6.27	6.55	6.33	6.68	6.55	6.57
First Union National Bank, New Jersey	135.16	111.88	50.05	1,049.98	353.16	515.91
Hong Kong and Shanghai Banking Corporation, London	945.48	414.88	885.83	2,469.64	2,030.72	2,243.16
Hong Kong and Shanghai Banking Corporation, Shanghai	1.66	0.86	4.38	5.49	19.91	19.91
Hong Kong and Shanghai Banking Corporation, Tokyo	301.51	230.87	370.36	683.45	575.36	575.36
KBC Bank N V, Brussels	34.73	48.18	54.70	157.18	167.21	167.21
Mitsui Sumitomo Bank, Tokyo	45.43	8.97	7.72	146.03	572.25	491.48
UBS Bank, Switzerland	41.99	—	—	147.75	—	—
Unicredit Bank, Italy	11.88	—	—	11.92	—	—
United Bank, Vienna	241.43	313.42	137.94	3,851.76	3,168.79	3,168.79
Woori Bank, Korea	0.01	—	—	1.89	—	—

	7,073.99	3,151.41	2,881.82

Satyam Computer Services Limited

(f)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Satyam Europe Limited, Satyam Asia Pte Limited, Vision Compass, Inc., Nipuna Services Limited, Satyam Manufacturing Technologies, Inc., and Satyam Computer Services (Shanghai) Co. Ltd.

Joint Ventures (JVs): Satyam-Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited.

Whole-time Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan. K (Partly Employed), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand and Ravi Shankar Bommakanti.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in lakhs

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2004	2003	2004	2003	March 31, 2004
Sales:
Subsidiaries	11.04	107.10	107.69	212.06	235.25
JVs	1.54	19.47	3.85	115.55	115.55

	12.58	126.57	111.54	327.61	350.80

Outsourcing:
Subsidiaries	488.17	293.62	1,293.65	917.03	1,151.11
JVs	793.07	703.45	2,414.60	1,841.76	2,450.90
Associates	159.06	178.36	316.73	472.49	620.07

	1,440.30	1,175.43	4,024.98	3,231.28	4,222.08

Other Services:
Subsidiaries	141.94	44.27	320.05	59.96	111.63
JVs	44.34	57.83	111.02	142.42	199.81
Associates	4.83	4.63	18.18	9.63	14.34

	191.11	106.73	449.25	212.01	325.78

Fixed Assets :
Subsidiaries	—	207.19	—	207.19	198.91
Associates	—	22.69	10.72	24.52	37.48

	—	229.88	10.72	231.71	236.39

Investments:
Subsidiaries	137.28	—	137.28	—	99.02

Advances:
Subsidiaries	500.00	—	492.45	911.52	911.52

Satyam Computer Services Limited

Balances :	Rs. in lakhs

					Year ended
	As at December 31,				March 31,
	2004		2003		2004
Accounts Receivable:
Subsidiaries	389.61	*	549.87	*	400.79	*
JVs	245.84		223.43		251.18
Associates	—		14.83		15.91

	635.45		788.13		667.88

Payables:
Subsidiaries	2,777.80		2,702.87		2,413.96
JVs	1,240.37		713.10		835.07
Associates	149.45		140.62		201.84

	4,167.62		3,556.59		3,450.87

Investments:
Subsidiaries	4,337.41		4,101.11		4,200.13
JVs	1,071.35		1,071.35		1,071.35
Associates	2,203.57		2,203.57		2,203.57

	7,612.33		7376.03		7,475.05

Advances and share application money:
Subsidiaries	2,364.17	*	2,154.61	*	1,902.55	*
Associates	3.66		105.19		74.31

	2,367.83		2,259.80		1,976.86

*	Net of provisions made

Transactions with Whole-time Directors and Key Managerial Personnel

Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2004	2003	2004	2003	2004
Remuneration to Whole-time Directors	13.98	12.19	41.39	40.14	93.06
Remuneration to Key Management Personnel	351.94	156.05	1047.03	471.79	669.44
Advances to Key Management Personnel	3.75	—	128.50	—	—

Balances due to / from Directors and Key Managerial Personnel

Rs. in lakhs

	As at December 31,		Year ended
	2004	2003	March 31, 2004
Remuneration Payable to Whole-time Directors	—	—	22.10
Remuneration Payable to Key Management Personnel	13.60	7.64	11.99
Advances due from Key Management Personnel	45.45	36.51	12.48

Options granted and outstanding to the Key Management Personnel – 2,662,905 {includes 435,860 options granted under ASOP – ADS} (December 31, 2003 – 1,748,240 {includes 367,700 options granted under ASOP ADS}, March 31, 2004 – 1,886,567 {includes 406,700 options granted under ASOP – ADS}).

Satyam Computer Services Limited

(g)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs

	Nine months ended December 31,		Year ended
	2004	2003	March 31, 2004
Lease rentals (Refer Schedule 14)	3,498.66	2,890.58	3,958.39

	Nine months ended December 31,		Year ended
	2004	2003	March 31, 2004
Obligations on non-cancelable leases:
Not later than one year	804.32	845.35	814.68
Later than one year and not later than five years	1,735.20	1,831.12	2,217.97
Later than five years	289.34	412.08	376.51

Total	2,828.86	3,085.55	3,409.16

(h)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended				Nine months ended
		December 31,				December 31,				Year ended
S. No.	Particulars	2004		2003		2004		2003		March 31, 2004
Basic
1.	Opening no. of shares		317,593,572		314,546,307		316,251,710		314,542,800		314,542,800
2.	Total Shares outstanding		318,253,379		315,110,135		317,328,153		314,732,714		315,080,584
3.	Profit after Taxation (Rs. in lakhs)		17,478.52		14,586.77		53,705.09		41,494.83		55,579.18
4.	EPS	Rs.	5.49	Rs.	4.63	Rs.	16.92	Rs.	13.18	Rs.	17.64
Diluted
5.	Stock options outstanding		5,858,087		3,073.672		5,732,915		2,976,085		5,052,952
6.	Total shares outstanding (including dilution)		324,111,466		318,183,807		323,061,068		317,708,799		320,133,536
7.	EPS	Rs.	5.39	Rs.	4.58	Rs.	16.62	Rs.	13.06	Rs.	17.36

(i)	Commitments and Contingencies

i)	Bank Guarantees outstanding Rs. 2,321.06 lakhs (December 31, 2003 – Rs. 1,995.30 lakhs, March 31, 2004 – Rs. 2,034.51 lakhs).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 2,704.63 lakhs (December 31, 2003 – Rs. 1,455.06 lakhs, March 31, 2004 – Rs.868.18 lakhs)

iii)	Forward Contracts outstanding Rs. 59,581.93 lakhs (Equivalent US$ 136,000,000) {(December 31, 2003 – Rs.21,417.90 lakhs (Equivalent US$ 47,000,000), March 31, 2004 – Rs. 19,580.00 lakhs (Equivalent US$ 44,500,000)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 356.97 lakhs) (December 31, 2003 – Rs. 624.83 lakhs, March 31, 2004 – Rs.1,235.35 lakhs)

Satyam Computer Services Limited

iv)	Nipuna Services Limited (a wholly owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to USD 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. The company has guaranteed payment of all sums payable by Nipuna to the investors on redemption of the said Preference Shares.

Further the company is required to subscribe to Convertible Debentures amounting to USD 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

(j)	Other Information

i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration:

Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2004	2003	2004	2003	2004
Statutory audit	13.75	13.75	41.25	41.25	55.00
Other services	5.50	5.50	8.00	6.00	9.00
Out of pocket expenses	0.97	0.33	1.74	0.89	1.28

iii)	Earnings in foreign exchange (on receipt basis):

Rs. in lakhs

					Year ended
	Quarter ended December 31,		Nine months ended December 31,		March 31,
	2004	2003	2004	2003	2004
Income from software development services	86,329.92	58,650.57	226,350.92	163,594.48	229,344.98
Interest received on deposits with Banks	—	0.72	—	13.99	14.10

iv)	C.I.F. value of imports:

Rs. in lakhs

					Year ended
	Quarter ended December 31,		Nine months ended December 31,		March 31,
	2004	2003	2004	2003	2004
Capital goods	1,199.13	969.92	3,710.26	2,462.11	3,432.27

v)	Expenditure in foreign currency (on payment basis):

Rs. in lakhs

					Year ended
	Quarter ended December 31,		Nine months ended December 31,		March 31,
	2004	2003	2004	2003	2004
Travelling expenses	1,733.91	1,462.02	5,124.73	4,365.29	5,933.80
Expenditure incurred at overseas branches	48,897.34	31,104.40	125,823.73	87,879.49	124,713.19
Others	1,884.37	1,600.19	4,635.74	3,452.03	4,878.20

Satyam Computer Services Limited

(k)	Dividends remitted in foreign currency:

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 1,618.63 lakhs during the period (December 31, 2003 – Rs. 1,134.08 lakhs, March 31, 2004 – Rs. 1,134.08 lakhs)

(l)	Reclassification:

Figures for the corresponding periods have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited

Cash Flow Statement for the Quarter and Nine Months ended December 31, 2004

Rs. in lakhs

		Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year Ended
		31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	17,870.84	14,979.96	55,296.48	42,404.32	56,781.76
	Depreciation	2,521.85	2,826.86	7,701.41	8,620.52	11,161.58
	Loss on sale of Fixed Assets	29.64	18.68	99.25	102.10	122.08
	Profit on sale of Long term Investments	—	—	—	(1,758.77)	(1,758.77)
	(Increase)/Decrease in Sundry Debtors	3,671.42	(3,096.18)	(12,129.31)	(7,239.64)	(11,293.09)
	(Increase)/Decrease in Loans and Advances	(574.18)	1,072.83	(869.98)	254.74	(343.12)
	Increase/(Decrease) in Current Liabilities and Other Provisions	(1,576.57)	(264.95)	6,857.76	2,583.75	1,689.17
	Income Taxes Paid	(4,426.15)	(1,502.03)	(7,991.01)	(11,264.71)	(14,704.53)
	Exchange differences on translation of foreign currency cash and cash equivalents	2,532.31	(305.18)	680.25	787.72	1,811.80

	Net Cash Flow from Operating Activities	20,049.16	13,729.99	49,644.85	34,490.03	43,466.88

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(4,345.36)	(1,698.83)	(10,143.33)	(4,951.76)	(7,105.57)
	Purchase of Long term Investments	(137.28)	—	(137.28)	(0.06)	(99.08)
	Purchase of Current Investments	—	—	—	—	(100.00)
	Proceeds from liquidation/sale of Long term Investment	—	—	—	1,982.14	1,982.14
	Proceeds from sale of Current Investments	—	—	—	3.27	103.27
	Proceeds from sale of Fixed Assets	51.57	6.25	99.71	46.53	71.96
	Long term Deposits with Scheduled Banks	(94,478.23)	—	(94,478.23)	(20,891.25)	(20,891.25)
	Interest accrued / income received	7,794.36	515.77	8,801.26	1,453.26	1,996.22
	Interest on ADS Deposits	—	0.72	—	13.99	14.10

	Net Cash Flow from Investing Activities	(91,114.94)	(1,176.09)	(95,857.87)	(22,343.88)	(24,028.21)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	2,787.49	2,965.39	5,708.00	2,977.67	3,815.09
	Receipt of Share Application money pending allotment	43.71	104.75	43.71	104.75	18.62
	Proceeds from Secured Loans	198.23	70.07	711.56	407.00	586.03
	Repayment of Secured Loans	(150.77)	(132.51)	(452.26)	(378.86)	(503.65)
	Repayment of Unsecured Loan	—	(228.90)	—	(1,188.50)	(1,188.50)
	Financial expenses paid	(19.87)	(18.33)	(55.80)	(57.37)	(74.88)
	Payment of Dividend	(7,194.16)	(4,263.41)	(17,226.50)	(12,069.96)	(12,069.96)

	Net Cash Flow from Financing Activities	(4,335.37)	(1,502.94)	(11,271.29)	(10,205.27)	(9,417.25)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(2,532.31)	305.18	(680.25)	(787.72)	(1,811.80)

	Net Increase in Cash and Cash equivalents during the period	(77,933.46)	11,356.14	(58,164.56)	1,153.16	8,209.62
	Cash and Cash equivalents at the beginning of the period / year	201,304.82	18,977.80	181,535.92	29,180.78	29,180.78

	Cash and Cash equivalents at the end of the period	123,371.36	30,333.94	123,371.36	30,333.94	37,390.40

	Supplementary Information
	Cash and Bank Balances	217,849.59	174,479.46	217,849.59	174,479.46	181,535.92
	Less: Long Term Deposits with Scheduled Banks considered as investment	94,478.23	144,145.52	94,478.23	144,145.52	144,145.52

	Balance considered for Cash Flow Statement	123,371.36	30,333.94	123,371.36	30,333.94	37,390.40

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President – Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 20, 2005		Place : Secunderabad Date : January 20, 2005